-0312




							December 29, 2004


By U.S. Mail and facsimile 212-541-5369

Philip L. Colbran
Chadbourne & Park LLP
30 Rockefeller Plaza
New York, NY  10112

Re:   	Ormat Funding Corp. ("the company")
	Form S-4 filed December 27, 2004
	File No.: 333-121655


Dear Mr. Colbran:

      This letter is in response to your letter dated December 23, 2004, which we received on December 27, 2004. The company was formed by its parent Ormat Nevada ("Nevada") on December 19, 2001. On July
10, 2002, Nevada contributed Brady Power Partners ("Brady") to the company, which Nevada acquired on June 29, 2001 and constitutes the predecessor to the company. The company filed a Form S-4 on December
27, 2004 to register $190 million of Senior Secured Exchange Notes that it previously issued in a private placement. You requested that the staff accept audited financial statements for the company for the period June 29, 2001 to December 31, 2001, the two years ended December 31, 2003 and the nine months ended September 30, 2004 to satisfy the requirements of Rule 3-02(a) of Regulation S-X to provide audited financial statements for the most three recent fiscal years.
You also requested that the staff waive the requirement to present Selected Financial Data for the predecessor for the years ended December 31, 2000 and 1999 and the period ended June 28, 2001 in the
Form S-4. Separate audited financial statements of the predecessor
Brady were not produced when the parent acquired Brady and are not available for periods prior to June 29, 2001.

      The staff would not object to the company`s proposed presentation of audited financial statements or the omission of Selected Financial Data for the earliest periods in the debt registration statement, provided that the company makes the following disclosures in the S-4:

* Explain why the financial statements for the period ended June
28,
2001 are not presented

* Explain in the heading to the Selected Financial Data why data for the periods ended June 28, 2001, and years ended December 31, 2000 and 1999 are not presented

* State that the omission of the above financial statements and Selected Financial Data would not have a material impact on a reader`s understanding of the company`s financial results and condition and related trends.

Please note that the company would need to update the audited financial statements and other financial information to December 31, 2004 in the event the registration statement is not declared effective prior to February 14, 2004.

      The staff`s conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-942-1844.





Sincerely,




Louise M. Dorsey
Associate Chief Accountant
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Philip L. Colbran
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